Exhibit 99.1

PRESS RELEASE	FEBRUARY 24, 2011

AEGON to launch equity issue of 10%

AEGON reiterates its intention to repurchase all outstanding core capital provided by the Dutch State before the end of June 2011. The total of the repurchase of 375 million convertible core capital securities at the agreed premium of 50% amounts to EUR 2.25 billion.

AEGON aims to issue 173.6 million common shares via an accelerated book-build offering beginning today. The equity issue will be used to fund the repurchase and will compensate for a part of the EUR 2.25 billion decrease of core capital as a result of the repurchase. This will allow AEGON to maintain a strong capital position and to meet its targeted ratio of core capital to total capital of at least 75% by year-end 2012. The remaining amount will be generated from internal resources, including proceeds from divestments.

The Dutch Central Bank (DNB) has given its consent to the repurchase of the first EUR 750 million of core capital immediately following the equity issue. Furthermore, DNB supports AEGON’s actions towards repurchasing the remaining EUR 750 million of core capital, which requires DNB’s formal consent in June 2011. In general, consent is conditional upon financial markets not deteriorating materially.

“As announced last year, we intend to fully repurchase the core capital provided by the Dutch State by the end of June 2011, market conditions permitting” said AEGON CEO Alex Wynaendts. “Today’s equity offering, together with internal resources, including proceeds from divestments, will position us to repurchase all core capital securities. We are currently in negotiations with a party on the divestment of AEGON’s life reinsurance operations. The equity offering announced today supports our strategy to maintain a strong capital position, including achieving our targeted ratio of at least 75% core capital by year-end 2012.”

AEGON will use the existing authorization of the annual shareholders’ meeting to issue 10% of the issued common share capital. Vereniging AEGON is not expected to take part in the offering. Vereniging AEGON is expected, however, to exercise the option to purchase additional class B preferred shares to preserve its share of voting rights.

Morgan Stanley will be acting as Sole Global Coordinator and Joint Book runner for the offering. Deutsche Bank and JP Morgan will also act as Joint Book runners. A prospectus for the offering may be obtained from Morgan Stanley,
20 Bank Street, Canary Wharf, London, E14 4AD, United Kingdom. In addition, the prospectus may be obtained from AEGON’s website, www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,500 people and have some 40 million customers across the globe.

Contact information

Media relations: Greg Tucker	Investor relations: Gerbrand Nijman
+31(0)70 344 8956	+31 (0)70 344 8305
877 548 9668 — toll free USA only
gcc-ir@aegon.com	ir@aegon.com

www.aegon.com

Registration statement
AEGON has filed a registration statement (including a prospectus) with the SEC for the equity offering described in this presentation. Before you invest, you should read the prospectus in that registration statement and other documents AEGON has filed with the SEC for more complete information about AEGON and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, AEGON, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:+1-866-718-1649.

Forward-looking statements
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•             Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•             Changes in the performance of financial markets, including emerging markets, such as with regard to:

•             The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•             The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•             The frequency and severity of insured loss events;

•             Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•             Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•             Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•             Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

•             Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•             Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•             Acts of God, acts of terrorism, acts of war and pandemics;

•             Changes in the policies of central banks and/or governments;

•             Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•             Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•             The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•             Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•             Customer responsiveness to both new products and distribution channels;

•             Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•             The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•             Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•             Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•             Our inability to divest Transamerica Reinsurance on terms acceptable to us.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.